SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 2, 2009.

For Immediate Release

UNILENS VISION INC. DECLARES REGULAR QUARTERLY CASH DIVIDEND OF U.S. $0.09 PER SHARE

QUARTERLY CASH DIVIDEND PROVIDES AN ANNUALIZED YIELD OF 12%

LARGO, Florida (February 2, 2009) – The Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI) Board of Directors today declared its regular quarterly cash dividend of U.S. $0.09 per common share, payable February 27, 2009 to stockholders of record at the close of business on February 13, 2009.

“We are pleased to continue the U.S. $0.09 per share quarterly dividend, which on a annualized dividend rate of U.S. $0.36 per share provides a dividend yield of 12% based on the closing price of our common stock in the U.S. on Friday January 30, 2009”, stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc.

About Unilens Vision Inc. – “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Leonard Barker CFO, Unilens Vision Inc. at (727) 544-2531

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: February 2, 2009	By	/s/Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer